



Burns Figa Will P.C.

TELECOPIER TRANSMITTAL SHEET

RECEIVING TELECOPY NO: 202-772-9368

DATE: SEPTEMBER 28, 2006

TIME: 12:56 PM

DELIVER TO: MATT FRANKER, ESQ.

FROM: HERRICK K. LIDSTONE, JR.

COMMENTS: PLEASE SEE THE ATTACHED PROPOSED ADDITIONS TO RESPOND TO COMMENTS 1 AND 2 OF YOUR LETTER OF SEPTEMBER 28, 2006. PLEASE CALL ME AT YOUR CONVENIENCE WHEN YOU HAVE AN OPPORTUNITY TO DISCUSS THESE PROPOSED CHANGES.

FILE NO.:

TOTAL NUMBER OF PAGES INCLUDING COVER SHEET: 3

IF YOU HAVE ANY PROBLEMS RECEIVING THIS TRANSMISSION, PLEASE CALL 303-796-2626.

ORIGINAL DOCUMENT(S):

____ CONFIRMATION COPY WILL BE MAILED
____ CONFIRMATION COPY WILL BE SENT BY OVERNIGHT DELIVERY
__X__ FACSIMILE COPY ONLY

BURNS FIGA & WILL, P.C.
ATTORNEYS AT LAW
6400 S. Fiddler's Green Circle, Suite 1000 • Greenwood Village, CO 80111 • P:303 796 2626 • F:303 796 2777 • www.bfw-law.com

The warrants to purchase 3,000,000 shares each at $1.75 per share and $2.00 per share were not exercisable until after our shareholders have approved the issuance of this warrant as contemplated in Section 4(l) of the Securities Purchase Agreement; and

The first 6% Debenture could not be converted into our common stock, or receive shares of common stock in payment of principal or interest, in an amount greater than 6,075,785 shares until after our shareholders approve the transaction as required by Section 4(l) of the Securities Purchase Agreement; and

The subsequent 6% Debentures can only be converted into, or repaid (or interest paid) by the issuance of shares of common stock after we have obtained shareholder approval as contemplated in Section 4(l) of the Securities Purchase Agreement.

As a result of those limitations, we are only obligated to issue shares to Cornell upon exercise of its warrant to purchase 2,000,000 shares at $1.25 per share, and no more than an additional 6,075,785 shares upon conversion of, or in payment of interest or principal on, the $10,000,000 6% Debenture. Section 4(l) of the Securities Purchase Agreement provides as follows:

"The Company shall obtain shareholder approval no later than October 31, 2006 (without the vote of any shares acquired in this transaction and related transactions) for the issuance of a maximum 57,924,215 shares as Conversion Shares (being 64,000,000 maximum shares to be issued less 6,075,785 Conversion Shares, which will registered in the Initial Registration Statement, as defined in the Investor's Registration Rights Agreement, within the 19.99% requirement), (ii) shares issuable in payment of interest on the Debentures; (iii) shares issuable as liquidated damages pursuant to the Investor Registration Rights Agreement; and (iv) the Warrant Shares (the "*Total Transaction Shares*"). For the purposes of the shareholder approval requirement, the term "Total Transaction Shares" does not include 6,075,785 Conversion Shares, the Buyers Shares, and the shares of the Company's common stock issuable upon exercise of the 2,000,000 warrants with an exercise price of $1.25."

Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) requires shareholder approval of such a transaction (the "Shareholder Approval Requirement"). Since our common stock is trading on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), we are subject to the Nasdaq Marketplace Rules, including Rule 4350(i)(1)(D)(ii). See Proposal #2, above (*General Description – Common Stock*), for a further discussion of the reasons we are asking shareholders to increase our authorized common stock to 175,000,000 shares.

General Effect of the Transaction on Rights of Existing Shareholders

The transaction with Cornell has no direct impact on our existing shareholders. Each share of common stock outstanding before the completion of the Cornell transaction continues to have all of the rights associated with a share of common stock after completion of the transaction, regardless of shareholder approval. However, because the Cornell transaction may (upon conversion or use of shares to pay interest, or upon exercise of warrants) result in the issuance of a significant number of additional shares of common stock at prices established in the 6% Debentures and the warrant agreements, Cornell will have the right to acquire shares of common stock at prices that may be below the then-current market price when acquired. This might result in dilution of the voting interest of existing shareholders by the number of shares eventually issued. On the other hand, the issuance of shares to Cornell for conversion of or payment of interest on the 6% Debentures or upon exercise of the warrants would only result in a dilution to existing shareholders in our net tangible value if the effective issuance price was less than our net tangible book value per share at that time which, at July 31, 2006, was $0.051 per share.

Additionally, we understand that shareholder approval of proposal no. 3 will likely result in a significant number of shares being issuable to Cornell in payment of interest, conversion of the 6% Debentures, and exercise of warrants over a period of time, and that the issuance will likely occur when we could probably obtain financing on more favorable terms. This "market overhang" may adversely impact the market for our shares of common stock and, consequently, may have the effect of depressing the market price for our shares (which is currently below $1.00 per share). This may make it more difficult to comply with the requirements of Nasdaq Marketplace Rule 4310(c)(8)(D) for the Nasdaq Capital Market which requires a minimum bid price of $1.00 per share. We have received notification from Nasdaq that we must regain compliance with the Rule (which requires a $1.00 minimum bid price of our common stock for a minimum of 10 consecutive business days) before January 8, 2007. If we fail to obtain compliance, as long as we meet the Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement, we will be granted an additional 180 calendar days to obtain compliance. We cannot give any assurance that we will be able to meet the Nasdaq requirements to maintain our Nasdaq Capital Market listing, or that if we do, a stable trading market will develop for our stock or our warrants.

The Financing

On May 31, 2006, we completed a private placement pursuant to which we issued to Cornell:

- A 6% Debenture with a principal amount of $10,000,000, the first of three 6% Debentures, for which the aggregate principal amount will be $16,000,000, and

- Three warrants to purchase a total of 8,000,000 shares of our common stock at exercise prices of $1.25 per share (2,000,000 warrants), $1.75 per share (3,000,000 warrants) and $2.00 per share (3,000,000 warrants). Each of the warrants can be exercised for a period of three years although the $1.75 and $2.00 warrants are not exercisable unless our shareholders approve Proposals 2 and 3.

To complete the transaction, we entered into the following agreements (collectively the "Transaction Documents"), each of which is discussed in more detail below:
- Securities Purchase Agreement,
- 6% Debenture,
- Warrant Agreements,
- Security Agreements,
- Registration Rights Agreement,
- Voting Agreement, and
- Irrevocable Transfer Agent Instructions

We entered into this financing because of our need to obtain financing to meet our obligations to Lucent Technologies, Inc. and to take advantage of an agreement with the vast majority of the holders of our 8% convertible debentures (issued in February 2005, the "8%Debentures) to repay those 8%